

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2017

Mail Stop 4631

<u>Via E-mail</u>
Rick T. Dillon
Executive Vice President
Actuant Corporation
N86 WI2500 Westbrook Crossing
Menomonee Falls, WI 53051

> **Re: Actuant Corporation**
> **Form 10-K for Fiscal Year Ended August 31, 2016**
> **Filed October 28, 2016**
> **File No. 1-11288**

Dear Mr. Dillon:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Terence O'Brien
>
> Terence O'Brien
> Branch Chief
> Office of Manufacturing and
> Construction